Registration Statement No. 333-168971
Filed Pursuant to Rule 424(b)(3)

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 7 DATED FEBRUARY 20, 2014

Supplements Nos. 6 and 7 to be used with
PROSPECTUS DATED JULY 31, 2013

Summary of Supplement to Prospectus (See Supplement for Additional Information)

Supplement No. 6 (cumulative, replacing all prior supplements) dated January 17, 2014 reports on (a) the status of our best-efforts offering of Units; (b) our recent purchase of 12 hotels containing a total of 1,446 guest rooms for an aggregate gross purchase price of approximately $192.2 million; (c) our execution of certain purchase contracts that relate to 3 hotels containing a total of 411 guest rooms and that provide for an aggregate gross purchase price of approximately $68.1 million; (d) our execution of a credit agreement, as amended, that provides for a $100 million unsecured revolving credit facility that may be increased to $150 million; (e) Apple Ten Advisors, Inc.’s subcontracting of its obligations under the advisory agreement with us to Apple REIT Nine, Inc.; (f) an update regarding our legal proceedings; (g) an update regarding our Unit Redemption program; (h) financial and operating information for our recently purchased hotels; and (i) our recent financial information and certain additional information about us.

Supplement No. 7 dated February 20, 2014 reports on (a) the status of our best-efforts offering of Units; (b) our recent purchase of 2 hotels containing a total of 255 guest rooms for an aggregate gross purchase price of approximately $45.0 million; (c) an update regarding our Unit Redemption Program; (d) an SEC settlement order pertaining to Apple REIT Nine, Inc., Apple REIT Eight, Inc. and Apple REIT Seven, Inc.; (e) an increase in the amount of our credit facility to $150 million; and (f) financial and operating information for our recently purchased hotels.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one common share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of January 31, 2014, we had closed on the sale of 74,095,178 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $815.0 million and proceeds net of selling commissions and marketing expenses of approximately $733.5 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $915.0 million and proceeds net of selling commissions and marketing expenses of approximately $823.5 million.

In connection with our hotel purchases to date, we paid a total of approximately $16.6 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.